Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2014 under IFRS

IT Services Revenue grew 3.0% sequentially in constant currency

Net Income for the quarter grew 8% YoY

Bangalore, India and East Brunswick, New Jersey, USA – October 22, 2014 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its second quarter ended September 30, 2014.

Highlights of the Results for the Quarter ended September 30, 2014:

•	Total Revenues were 116.8 billion ($1.9 billion1), an increase of 8% YoY.

•	Net Income[2] was 20.8 billion ($337 million1), an increase of 8% YoY.

•	IT Services Revenue was $1,771.5 million, a sequential increase of 1.8% and YoY increase of 8.6%.

•	Non-GAAP constant currency IT Services Revenue in dollar terms grew 3% to $1,793.1 million, within our guidance range of $1,770 million to $1,810 million.

•	IT Services Margins was 22.0%. IT Services Margins includes profit on sale of a strategic investment during the quarter.

Performance for the quarter ended September 30, 2014

Azim Premji, Chairman of Wipro, said, “Business leaders in the US continue to exhibit increased confidence on growth prospects. Clients are increasingly looking to drive business value from their technology investments. We are seeing positive sentiment in India with the confidence that the Government is focused on driving an agenda of growth.”

T K Kurien, Executive Director & Chief Executive Officer of Wipro, said, “While the industry landscape is still undergoing change, we see multiple opportunity spaces for growth and gaining market share. We continue to execute to our stated strategy of leveraging platforms for non-linear growth and creating differentiated solutions around the new technology paradigms.”

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said – “In Q2, we continued to build on our leadership position in Infrastructure Services and continued the momentum of deal wins. During the quarter, the benefits of rupee depreciation were negated by the US Dollar’s appreciation against other major currencies. We continued to drive productivity and improving operating levers even as the effect of salary hike on this quarter’s Operating Margin was on expected lines.”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on September 30, 2014, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= 61.92. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2014 was US$1= 61.66
2.	Refers to ‘Profit for the period attributable to equity holders of the company’

Outlook for the Quarter ending December 31, 2014

We expect Revenues from our IT Services business to be in the range of $ 1,808 million to $ 1,842 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.65, Euro/USD at 1.31, AUD/USD at 0.92, USD/INR at 60.76 and USD/CAD at 1.10

IT Services

•	IT Services Revenues in Rupee terms was 109.2 billion ($1.8 billion1), an increase of 8% YoY.

•	IT Services Segment Result was 24.0 billion ($388 million1), an increase of 6% YoY.

•	IT Services Revenue was $1,771.5 million, a sequential increase of 1.8% and YoY increase of 8.6%.

•	Non-GAAP constant currency IT Services Revenue in dollar terms was $1,793.1 million, a growth of 3.0% QoQ, within our guidance range of $1,770 million to $1,810 million.

The IT Services segment had a headcount of 154,297 as of September 30, 2014. We added 50 new customers during the quarter.

During the quarter, Wipro completed the transaction announced on July 18, 2014 with ATCO Limited and the financials of the entities taken over were consolidated from August 2014.

Wipro continued its momentum in winning Large Deals globally as listed below:

Wipro has been chosen by CLK Enerji, Turkey’s largest electricity distribution and retail sales company, as its IT partner for a business transformation program. The program will enable CLK Enerji to expand further in the electricity retail market in Turkey and vastly improve its operational efficiencies.

Wipro has won a multi-year engagement with a global retailer to enable the transformation of its multi-channel customer experience platforms and drive cost takeout from ongoing operations. Wipro will integrate its capabilities in analytics, technology and process and leverage actionable insights to enable the customer’s business objectives.

Wipro was awarded a five year strategic infrastructure management contract by Philip Morris International. PMI is the leading international tobacco company, with products sold in more than 180 markets. As a part of the five-year agreement, Wipro will provide a full suite of IT infrastructure management services to PMI. The IT infrastructure services will support a host of functions at PMI including management and support of its servers, storage, backup and applications infrastructure.

Wipro has been engaged by a leading Hi-Tech manufacturer to support their consumer and market facing applications. Wipro’s engagement will help the enterprise in their transformational journey to become more nimble and provide a richer customer experience.

BP, one of the world’s largest international oil and gas companies, has renewed its Master Services Agreement with Wipro. Wipro, which has a long-standing association with BP which stretches back to 2003, will provide consulting, application management and application development services to BP under this renewed five-year group-wide strategic supplier agreement. The services will be delivered across BP’s operations, including Upstream, Refining, Marketing and Corporate functions in 13 countries across the globe.

A leading UK-based telecom provider has renewed its existing engagement with Wipro. Wipro has been a strategic partner to the telecom company for over 3 years. The award winning partnership has seen Wipro manage strategic initiatives such as OFCOM complaints, end-customer experience, the collections portfolio and become the primary inbound up-sell partner for the customer.

Wipro Digital has been chosen to partner in the digital transformation journey of a leading UK insurance firm, which is poised to re-imagine all aspects of its Life Insurance customer proposition, from engagement to servicing to product innovation. This transformation is more than just aligning to the digital lifestyle of the client’s customers. It is fundamentally about securing the client’s financial future following the regulatory dismantling of mandatory annuitisation, which had previously been a mainstay of their business model and strategy. As a partner of choice, Wipro will establish a digital capability which offers a broad based human-centric design proposition, with an architecture directly focused on addressing core customer needs.

Awards and accolades

Wipro was ranked as a leader for the fifth successive year in the ‘Global R&D Service Providers (GSPR) Rating 2014’ by Zinnov Management Consulting. The survey analyzed the top 50 R&D service providers across the world in 13 major industry segments. Service Providers were evaluated on the basis of their capabilities and vertical coverage and the analysis includes human capital, product development capabilities, financials, ecosystem linkages, infrastructure & innovation / IP creation, their non-linear strategy, lab infrastructure and customer relationships.

Wipro was cited as a ‘Leader’ and ‘Star Performer‘ in Banking IT Outsourcing by Everest Group in its report ‘IT Outsourcing in Banking – Service Provider Landscape with PEAK MatrixTM Assessment 2014’. Everest analysed the capabilities of 28 leading Applications Outsourcing service providers, specific to the global banking sector who were mapped on Everest Group’s Performance, Experience, Ability, Knowledge (PEAK) Matrix. In the report, Everest Group recognized Wipro’s Banking unit for showing the strongest forward movement on the PEAK Matrix, both in terms of market success and capability advancements.

Wipro was selected as a member of the global Dow Jones Sustainability Index (DJSI) - 2014 for the fifth year in succession. Wipro is included in both the DJSI World and Emerging Markets Indices. Further, Wipro is the global sector leader for the software and services industry.

Wipro was positioned in the ‘Winner’s Circle’, as a leading worldwide cloud infrastructure service provider, by the analyst firm HfS Research in its report “Blueprint Report on Cloud Infrastructure Services”. The ‘Winner’s Circle’ of the HfS Blueprint represents organizations that demonstrate excellence in both execution and innovation in cloud infrastructure services. The report acknowledges Wipro’s strong vision, concrete plans to invest in future cloud capabilities, a healthy cross-section of vertical capabilities, and a demonstrated ability to leverage external drivers to increase value for clients.

Wipro was named a ‘Major Player’ by the global technology research and advisory firm International Data Corporation (IDC) in its report IDC MarketScape: Worldwide Oil & Gas Professional Services 2014 Vendor Assessment, Doc #EI249425, June 2014. IDC evaluated leading Oil & Gas professional services providers across 25 criteria, relating to current offering, capability, strategy and market presence based on client inquiries, user needs assessments, and vendor and expert interviews.

IT Products

•	Our IT Products segment delivered Revenue of 9.2 billion ($148 million1) for the quarter ended September 30, 2014.

•	IT Products Segment results for the quarter ended September 30, 2014 was 62 million ($1 million1).

•	IT Products Revenues for the fiscal year ended March 31, 2014 included sales of Wipro branded desktops, laptops and servers which Wipro ceased manufacturing in the quarter ended December 31, 2013.

Please refer the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

Wipro Inc Benefit Trust holds 1.8 million shares of Wipro Limited, arising out of a scheme of amalgamation between CMango India Private Limited, Mpower Software Services India Private Limited and Mpact Technology Services Pvt. Ltd. with Wipro Limited in 2007. Since the Trust Deed provides for dissolution following the sale of shares, the Trustees are now permitted to sell the shares in open market. The entire sale proceeds will accrue to the Trust whose sole beneficiary is Wipro LLC, a subsidiary of Wipro Limited. The Company will provide notice of the holding position upon sale of the shares and the dissolution of the Trust.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2014, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com.

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. US Eastern Time) to discuss our performance for the quarter. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited (NYSE: WIT)

Wipro Ltd. (NYSE:WIT) is a leading Information Technology, Consulting and Business Process Services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360 degree view of “Business through Technology” - helping clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, a practitioner’s approach to delivering innovation, and an organization wide commitment to sustainability, Wipro has a workforce of over 140,000, serving clients in 175+ cities across 6 continents.

For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press

Aravind V S	Vaibhav Saha	Vipin Nair

Phone: +91-80-2505 6186	Phone:+1 732-509-1362	Phone: +91-80-3991-6154

aravind.viswanathan@wipro.com	vaibhav.saha@wipro.com	vipin.nair1@wipro.com

Forward-looking and Cautionary Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

AUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of Sep 30,
	2014	2014	2014
			Convenience translation into US$ in millions (Unaudited) Refer note 2 (iv)
ASSETS
Goodwill	63,422	68,537	1,107
Intangible assets	1,936	9,488	153
Property, plant and equipment	51,449	54,729	884
Derivative assets	286	642	10
Available for sale investments	2,676	2,724	44
Non-current tax assets	10,192	10,122	163
Deferred tax assets	3,362	3,640	59
Other non-current assets	14,295	13,908	225

Total non-current assets	147,618	163,790	2,645

Inventories	2,293	2,776	45
Trade receivables	85,392	88,260	1,425
Other current assets	39,474	56,805	917
Unbilled revenues	39,334	42,479	686
Available for sale investments	60,557	66,727	1,078
Current tax assets	9,774	7,093	115
Derivative assets	3,661	2,831	46
Cash and cash equivalents	114,201	108,811	1,757

Total current assets	354,686	375,782	6,069

TOTAL ASSETS	502,304	539,572	8,714

EQUITY
Share capital	4,932	4,935	80
Share premium	12,664	13,090	211
Retained earnings	314,952	342,447	5,531
Share based payment reserve	1,021	1,287	21
Other components of equity	10,472	12,720	205
Shares held by controlled trust	(542)	(542)	(9)

Equity attributable to the equity holders of the company	343,499	373,937	6,039
Non-controlling interest	1,387	1,379	22

Total equity	344,886	375,316	6,061

LIABILITIES
Long - term loans and borrowings	10,909	11,124	179
Deferred tax liabilities	1,796	4,006	65
Derivative liabilities	629	472	8
Non-current tax liability	3,448	3,647	59
Other non-current liabilities	4,174	4,615	74
Provisions	6	7	—

Total non-current liabilities	20,962	23,871	386

Loans and borrowings and bank overdrafts	40,683	46,072	744
Trade payables and accrued expenses	52,256	54,160	875
Unearned revenues	12,767	13,513	218
Current tax liabilities	12,482	10,672	172
Derivative liabilities	2,504	2,026	33
Other current liabilities	14,394	12,630	204
Provisions	1,370	1,312	21

Total current liabilities	136,456	140,385	2,267

TOTAL LIABILITIES	157,418	164,256	2,653

TOTAL EQUITY AND LIABILITIES	502,304	539,572	8,714

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended September 30,			Six Months ended September 30,
	2013	2014	2014	2013	2014	2014
			Convenience translation into US dollar in millions (unaudited)			Convenience translation into US dollar in millions (unaudited)
Gross revenues	107,727	116,838	1,887	205,021	228,196	3,685
Cost of revenues	(74,207)	(80,866)	(1,306)	(141,424)	(155,807)	(2,516)
Gross profit	33,520	35,972	581	63,597	72,389	1,169
Selling and marketing expenses	(7,605)	(7,628)	(123)	(14,465)	(15,185)	(245)
General and administrative expenses	(5,686)	(6,605)	(107)	(11,253)	(12,792)	(207)
Foreign exchange gains/(losses), net	2,193	1,323	21	2,245	2,421	39
Results from operating activities	22,422	23,062	372	40,124	46,833	756
Finance expenses	(656)	(989)	(16)	(1,151)	(1,877)	(30)
Finance and other income	3,412	5,109	83	6,774	9,348	151
Profit before tax	25,178	27,182	439	45,747	54,304	877
Income tax expense	(5,754)	(6,199)	(100)	(10,005)	(12,141)	(196)

Profit for the period	19,424	20,983	339	35,742	42,163	681

Attributable to:
Equity holders of the company	19,321	20,848	337	35,555	41,880	676
Non-controlling interest	103	135	2	187	283	5

Profit for the period	19,424	20,983	339	35,742	42,163	681

Earnings per equity share:
Attributable to equity share holders of the company
Basic	7.87	8.49	0.14	14.48	17.05	0.28
Diluted	7.85	8.45	0.14	14.44	16.98	0.27
Weighted average number of equity shares used in computing earnings per equity share
Basic	2,454,919,674	2,455,543,231	2,455,543,231	2,454,939,900	2,455,543,231	2,455,543,231
Diluted	2,461,759,416	2,467,151,917	2,467,151,917	2,461,551,636	2,466,597,110	2,466,597,110
Additional Information
Segment Revenue
IT Services Business Units
- BFSI	26,570	28,411	459	50,262	56,476	912
- HLS	10,174	12,176	197	18,941	23,466	379
- RCTG	14,916	15,218	246	28,365	29,945	484
- ENU	15,897	18,333	296	30,125	35,155	568
- MFG	19,100	19,894	321	36,129	39,004	630
- GMT	14,022	15,203	246	26,220	30,272	489
-OTHERS	—	—	—	—	—	—

IT SERVICES TOTAL	100,679	109,235	1,764	190,042	214,318	3,461
IT PRODUCTS	9,374	9,152	148	17,540	16,812	272
RECONCILING ITEM	(133)	(226)	(4)	(316)	(513)	(8)

TOTAL	109,920	118,161	1,908	207,266	230,617	3,724

Segment Result
IT Services Business Units
- BFSI	5,981	6,245	101	10,771	12,869	208
- HLS	1,904	2,422	39	3,308	4,553	74
- RCTG	3,252	3,205	52	5,800	6,393	103
- ENU	4,260	5,000	81	7,848	9,553	154
- MFG	4,489	4,034	65	7,874	8,402	136
- GMT	3,157	3,496	56	5,392	7,258	117
- OTHERS	—	608	10	—	583	9
UNALLOCATED	(399)	(987)	(16)	(504)	(1,611)	(26)

TOTAL IT SERVICES	22,644	24,023	388	40,489	48,000	775
IT PRODUCTS	152	62	1	283	227	4
RECONCILING ITEM	(374)	(1,023)	(17)	(648)	(1,394)	(23)

TOTAL	22,422	23,062	372	40,124	46,833	756

FINANCE EXPENSE	(656)	(989)	(16)	(1,151)	(1,877)	(30)
FINANCE AND OTHER INCOME	3,412	5,109	83	6,774	9,348	151

PROFIT BEFORE TAX	25,178	27,182	439	45,747	54,304	877
INCOME TAX EXPENSE	(5,754)	(6,199)	(100)	(10,005)	(12,141)	(196)

PROFIT FOR THE PERIOD	19,424	20,983	339	35,742	42,163	681

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products. IT Services: The IT Services segment primarily consists of IT Service offerings to our customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing (MFG), Global Media and Telecom (GMT). Starting with quarter ended September 30, 2014, it also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offering to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process outsourcing services.

The IT Products segment sells a range of Wipro personal desktop computers, Wipro servers and Wipro notebooks. The Company is also a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. During the fiscal year ended March 31, 2014 the Company ceased the manufacturing of ‘Wipro branded desktops, laptops and servers’. Revenue relating to the above items is reported as revenue from the sale of IT Products.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)
IT Services Revenue as per IFRS	1,771.5	IT Services Revenue as per IFRS	1,771.5
Effect of Foreign currency exchange movement	21.6	Effect of Foreign currency exchange movement	(5.0)

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,793.1	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,766.5

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